SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2004

                                   Serono S.A.
                    ----------------------------------------
                               (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                     1-15096
                    ----------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X    Form 40-F
               ---             ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ___

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ___

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

                                                                          SERONO


MEDIA RELEASE

FOR RELEASE FEBRUARY 2, 2004, 4:01 PM EST
-----------------------------------------


--------------------------------------------------------------------------------
             RECORD YEAR FOR SERONO WITH OVER $2 BILLION IN REVENUES

                - Net income up 21.6% to $390.0 million in 2003 -
--------------------------------------------------------------------------------


ROCKLAND,  MA,  FEBRUARY  2, 2004 - 04:01 PM EST - Serono (virt-x: SEO and NYSE:
SRA), the third largest biotechnology company in the world, today reported its fourth quarter and full year results for the period ended December 31, 2003.


KEY  POINTS  FOR  FULL  YEAR  2003

     -    Total  revenues  up  31.3% to $2,018.6m (up 20.9% in local currencies)

     - Neurology now Serono's largest therapeutic area with sales up 54.9% to $850.2m

     -    Reproductive  Health  core  portfolio  growing  at  20.7%  to  $593.7m

     - Reported net income up 21.6% to $390.0m (up 14.2% in local currencies) and up 26.9% (or 18.9% in local currencies) excluding non-recurring non-operational charges

     -    Reported  EPS  up  22.7%  to $24.63 per bearer share and $0.62 per ADS

     -    Proposed  dividend  of  CHF8.0 per bearer share and of CHF0.2 per ADS*

     - 2004 growth outlook in local currencies of 12% or more for total revenues and 15% to 20% for net income


"2003 was a record year for Serono with total revenues breaking through the $2 billion mark," said Ernesto Bertarelli, Chief Executive Officer of Serono.
"Going forward we are very well positioned to take advantage of the many opportunities which exist in the biotech sector."

 "We forecast another strong financial performance in 2004," said Allan Shaw, Chief Financial Officer. "This year, we expect our net income growth to be between 15% and 20%, inclusive of launch costs for Raptiva(TM)."


                                     -more-

FOURTH  QUARTER  AND  FULL  YEAR  FINANCIAL  PERFORMANCE

Total  revenues  increased  by  31.3%  to $2,018.6m in the full year 2003 (2002:
$1,537.8m),  and  by  29.1%  to  $565.1m  in the fourth quarter (2002: $437.7m).

Worldwide product sales were $1,858.0m in 2003, up 30.6% (2002: $1,423.1m), and up 26.8% to $519.3m in the fourth quarter (2002: $409.4m). Notwithstanding weakness in the US dollar, product sales in local currencies grew by 19.9% in 2003 and 16.5% in the fourth quarter.

Royalty  and  licensing  income  increased  by  40.0%  to $160.6m in 2003 (2002:
$114.7m), and was up 61.8% to $45.8m (2002: $28.3m) in the fourth quarter, reflecting the company's strong intellectual property rights.

Gross margin increased to 85.0% of product sales in 2003 (2002: 84.3%), as a result of continuing manufacturing improvements leading to higher production yields. In the fourth quarter of 2003 gross margin was 84.5% (2002: 84.1%).

Selling, General and Administrative expenses were $636.8m or 31.5% of total revenues in 2003 (2002: $504.2m or 32.8% of total revenues), and 31.7% of revenues at $178.9m in the fourth quarter (2002: $144.5m or 33.0% of revenues). The decrease in SG&A as a percentage of revenues reflects an improvement in the company's operating leverage in 2003.

Research and Development expenses were $467.8m or 23.2% of total revenues (2002:
$358.1m or 23.3% of total revenues) for the full year, and $124.2m or 22.0% of total revenues in the fourth quarter (2002: $95.4m or 21.8% of total revenues).

Other  operating expenses in 2003 were $199.5m (2002: $85.8m), and $49.2m (2002:
$27.7m) in the fourth quarter. The increase in other operating expenses reflects payments related to licensing agreements for new products and higher royalties paid to third parties.

Full year 2003 operating income increased by 24.4% to $434.9m or 21.5% of total revenues (2002: $349.6m or 22.7% of total revenues), and was up 49.5% to $132.4m in the fourth quarter or 23.4% of total revenues (2002: $88.6m or 20.2% of total revenues).

Net financial income was $44.0m in 2003 (2002: $36.5m) and $15.2m in the fourth quarter (2002: $9.2m).

Other expense was $19.7m in 2003 (2002: $1.7m) and $16.1m in the fourth quarter (2002: income of $0.2m), reflecting non-recurring non-operational charges. In the fourth quarter, the company took a non-cash charge of $16.1m related to the write-down of an equity investment made in Swiss International Air Lines.


                                     -more-

Total taxes in 2003 were $68.9m, representing an overall tax rate of 15.0% of profit before tax (2002: $63.1m, or 16.4% of profit before tax). In the fourth quarter, taxes were $19.7m, or 15.0% of profit before tax (2002: $15.8m or 16.2% of profit before tax).

Reported  net  income  in  the  full  year  2003  was up 21.6% to $390.0m (2002:
$320.8m), or 14.2% in local currencies. Excluding non-recurring non-operational charges, net income growth was 26.9%, or 18.9% in local currencies in 2003. In the fourth quarter, reported net income grew 36.8%, or 25.8% in local currencies, to $111.6m (2002: $81.6m).

Basic  earnings  per share (EPS) were up 22.7% to $24.63 per bearer share (2002:
$20.07)  and  $0.62  per  American  Depositary  Share  (ADS)  (2002:  $0.50).

On May 25, 2004, the Board of Directors will propose to the Annual General Meeting a cash dividend of CHF8.0 per bearer share, CHF3.2 per registered share or CHF0.2 per ADS*, representing an increase of 14.3% over the 2002 dividend.

For the full year ended 2003, net cash flow from operating activities was $542.9m (2002: $532.0). When excluding one-time payments received from third parties in connection with the signing of collaborative agreements (Pfizer in 2002 and OSI Pharmaceuticals in 2003), operating cash flows increased 47.0% compared to 2002.

As of December 31, 2003, there were 15.812 million outstanding equivalent bearer shares of Serono SA.

NEUROLOGY

Neurology sales were up 54.9% to $850.2m for the full year 2003, and fourth quarter sales were $242.2m. Full year sales of Rebif(R) were up 49.3% (34.1% in local currencies) to $819.4m (2002: $548.8m). In the fourth quarter, worldwide sales of Rebif(R) increased by 35.9% (22.7% in local currencies) to $233.2m (2002: $171.5m).

Sales of Rebif(R) in the US were up 60.0% to $55.7m in the fourth quarter (2002:
$34.8m). In 2003, with $188.5m sales for the full year, representing an increase of 164.8% (2002: $71.2m), Rebif(R) was clearly the fastest growing multiple sclerosis (MS) therapy in the US, more than doubling its market share during the year.

Rebif(R) continues its market leadership outside the US with 2003 sales increasing by 32.1% to $630.8m (2002: $477.6m). European sales increased by 39.0% (16.9% in local currencies) to $436.8m (2002: $314.1m). Sales outside the US were $177.5m in the fourth quarter (2002: $136.7m).


                                     -more-

In 2003, the performance of Rebif(R) was supported by the release of a series of positive study results. These included the final 63-week EVIDENCE study results, data showing greater efficacy with Rebif(R) in patients who converted from Avonex(R) to Rebif(R) at the end of the comparative phase of the study, as well as the safety and efficacy results from the eight-year long-term follow-up of the PRISMS study.

Given the strong performance of Rebif(R) in 2003, the company is on track to achieving its goal of worldwide market leadership by the end of 2006.

Novantrone(R) sales in MS were $30.9m in 2003 and $9.0m the fourth quarter (total Novantrone(R) sales were $77.1m in 2003 and $22.4m the fourth quarter).

REPRODUCTIVE  HEALTH

In  2003,  worldwide  reproductive  health  sales  grew  11.4% to $692.9m (2002:
$621.9m), and by 15.2% to $191.0m in the fourth quarter (2002: $165.8m). Sales of Gonal-f(R) increased by 16.8% (7.3% in local currencies) to $526.1m (2002:
$450.4m) in the full year, and by 21.6% (11.2% in local currencies) to $147.5m (2002: $121.3m) in the fourth quarter.

Serono's core reproductive health portfolio consisting of three recombinant hormones (Gonal-f(R), Ovidrel(R)/Ovitrelle(R), Luveris(R)) and two complementary products (Cetrotide(R), Crinone(R)) grew by 20.7% (10.7% in local currencies) to $593.7m representing 85.7% of total reproductive health sales in 2003. In the fourth quarter this core portfolio grew by 25.6% (14.7% in local currencies) to $168.1m (2002: $133.8m).

In October, the Ovidrel(R)/Ovitrelle(R) pre-filled syringe was approved by both the FDA and the European Commission making it the first liquid, ready-to-use recombinant hCG..

METABOLIC  ENDOCRINOLOGY

Saizen(R) sales increased by 22.1% (11.0% in local currencies) to $151.5m (2002:
$124.0m)  in 2003, and were up 17.4% (7.1% in local currencies) to $42.3m (2002:
$36.0m)  during  the  fourth  quarter.

Serostim(R)  sales  were  $88.8m  for  the  full year (2002: $95.1m), and $22.8m
(2002:  $26.5m)  in  the  fourth  quarter.

In December 2003, the FDA approved Zorbtive(TM) [somatropin (rDNA origin) for injection], Serono's recombinant human growth hormone, for use in the treatment of short bowel syndrome, a serious and potentially life-threatening condition. Zorbtive(TM) was granted orphan drug status for use in the treatment of patients with short bowel syndrome by the FDA Office of Orphan Products Development.


                                     -more-

PSORIASIS

Serono is committed to developing and commercializing new biotherapeutics for psoriasis, a chronic skin disease.
On October 27, 2003, our partners Genentech and XOMA announced that Raptiva(TM) (efalizumab) was approved by the FDA for the treatment of chronic moderate-to-severe plaque psoriasis. Raptiva(TM) is the first biologic therapy designed to provide continuous control of chronic moderate-to-severe plaque psoriasis and can be self-administered by patients as a single, once-weekly, subcutaneous injection. Long-term data on Raptiva(TM) was presented at the American Academy of Dermatology in July 2003.

Serono is responsible for developing and commercializing Raptiva(TM) worldwide outside of the United States and Japan. During 2003, Serono submitted regulatory applications in key markets for the use of Raptiva(TM) in moderate-to-severe plaque psoriasis and currently expects to commence its launch program for this innovative therapy in the second half of 2004. Costs associated with the launch of Raptiva(TM) are projected to be between $30m and $50m in 2004.

REGIONAL  SALES

North American sales grew by 44.8% to $694.3m in 2003 (2002: $479.6m). European sales increased by 31.2% to $813.8m (2002: $620.4m). In the rest of the world, sales grew by 8.3% to $349.9m (2002: $323.2m). In the fourth quarter, North American sales were up 32.2% to $192.7m (Q4 2002: $145.8m) while European sales grew by 31.0% to $233.0m (Q4 2002: $177.8m) and sales in the rest of the world increased by 9.1% to $93.6m (Q4 2002: $85.8m).

R&D  NEWS

A multicentre multinational head-to-head trial comparing Rebif(R) vs. Copaxone(R) was recently initiated. This is a 2-year study with a relapse-related primary endpoint, as well as other clinical and MRI secondary endpoints.

During  the  last  twelve  months,  key  R&D  highlights  were:

     - In June, positive Phase 2 results for onercept (r-hTBP-1) in psoriasis were presented at the 9th International Psoriasis Symposium. A Phase 3 program is scheduled to start in due course following completion of discussions with the FDA.

     - Phase 2a studies with IL-18 binding protein were started in rheumatoid arthritis and psoriasis.

     - A Phase 2 trial with anastrozole for follicular development and ovulation induction in infertile women with ovulatory dysfunction was initiated in the first quarter. The study outcome is expected by mid-2004.

     - In June, positive results from a proof of concept study of emfilermin (r-hLIF) for improving embryo implantation in women with recurrent implantation


                                     -more-
          failure were presented at ESHRE. A Phase 2 study aiming to enhance embryo implantation in patients who have a history of previous IVF failures was initiated during the second quarter. The outcome of this study is anticipated in the second half of 2004.

During the last twelve months, significant regulatory milestones were also achieved including:

     -    Positive European CPMP opinion for Gonal-f(R) pre-filled pen injector,

     - Favorable FDA advisory committee recommendation for Luveris(R) in treatment of profoundly LH-deficient women,

     - EMEA and FDA approvals of Ovidrel(R)/Ovitrelle(R) pre-filled syringe for infertility,

     - FDA approval of Zorbtive(TM) for use in patients with short bowel syndrome.


CONFERENCE  CALL  AND  WEBCAST

Serono will hold a conference call on February 3rd, 2004, starting at 11:00 am Eastern Time (5:00 pm Central European Time) during which Serono Management will present the Company's Fourth Quarter and Full Year 2003 Results. To join the telephone conference please dial 412 858 4600 (from the US), 091 610 5600 (from Switzerland), 0207 866 4111 (from the UK) and +41 91 610 5600 (from elsewhere). Telephone playback will be available one hour after the conference call and until close of business 5.00 pm ET on February 6th, 2004. To access this playback please dial the following numbers: 412 858 1440 (from the US), 091 612 4330 (from Switzerland), 0207 866 4300 (from the UK) and +41 91 612 4330 (from elsewhere)  and  enter  the  PIN  code  247#  from  a  touch  tone  telephone.

The event will also be relayed by live audio webcast which interested parties may access via Serono's Corporate home page, www.serono.com. A link to the webcast will be provided immediately prior to the event. Additionally, the webcast will be available for replay until close of business on February 20th, 2004.


                                     -more-

                                       ###
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.
                                       ###

ABOUT SERONO
Serono is a global biotechnology leader. The Company has seven recombinant products, Rebif(R), Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R) and Zorbtive(TM) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono, the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


*i.e. $0.16 based on an exchange rate of $1=CHF1.2562, as of January 30, 2004. The actual dividend will be based on the exchange rate in effect on the date the dividend is converted into $ by the depositary for the ADS.


FOR  MORE  INFORMATION,  PLEASE  CONTACT:

  SERONO IN GENEVA, SWITZERLAND:
  MEDIA RELATIONS:              INVESTOR RELATIONS:
  Tel:  +41-22-739 36 00        Tel:  +41-22-739 36 01
  Fax:  +41-22-739 30 85        Fax:  +41-22-739 30 22
  http://www.serono.com         Reuters: SEO.VX / SRA
  ---------------------         Bloomberg: SEO VX / SRA US


  SERONO, INC., ROCKLAND, MA
  MEDIA RELATIONS:              INVESTOR RELATIONS:
  Tel.   +1 781 681 2340        Tel.   +1 781 681 2552
  Fax:  +1 781 681 2935         Fax:  +1 781 681 2912
  http://www.seronousa.com
  ------------------------


On  the  following  pages,  there  are:
     - Tables detailing sales in dollars by therapeutic area, geographic region and the top 10 products for the 3 and 12 months ended December 31, 2003 and 2002.
     - Consolidated statements of income for the 3 and 12 months ended December 31, 2003 and 2002, the consolidated statements of cash flows for the 12 months ended December 31, 2003 and 2002, as well as the consolidated balance sheets and consolidated statements of equity as of December 31, 2003 and 2002. These consolidated financial statements have been prepared on the basis of International Financial Reporting Standards. The accompanying notes to these consolidated financial statements will be available upon the release of Serono's 2003 Annual Report.


                                     -more-

                            SALES BY THERAPEUTIC AREA
                            -------------------------

                            THREE MONTHS ENDED                    THREE MONTHS ENDED
                            DECEMBER  31, 2003                    DECEMBER  31, 2002
                          $  MILLION  % OF SALES   % CHANGE $   $  MILLION  % OF SALES
---------------------------------------------------------------------------------------
Neurology                      242.2        46.6%        41.0%       171.8        42.0%
Reproductive Health            191.0        36.8%        15.2%       165.8        40.5%
Growth & Metabolism             65.1        12.5%         4.2%        62.5        15.3%
Others                          21.0         4.1%       123.4%         9.3         2.2%

---------------------------------------------------------------------------------------
Total sales(US$ million)  $    519.3         100%        26.8%  $    409.4         100%


                           SALES BY GEOGRAPHIC REGION
                           --------------------------

                            THREE MONTHS ENDED                    THREE MONTHS ENDED
                            DECEMBER  31, 2003                    DECEMBER  31, 2002

                          $  MILLION  % OF SALES   % CHANGE $   $  MILLION  % OF SALES
---------------------------------------------------------------------------------------
Europe                         233.0        44.9%        31.0%       177.8        43.4%
North America                  192.7        37.1%        32.2%       145.8        35.6%
Latin America                   29.4         5.7%        14.0%        25.8         6.3%
Others                          64.2        12.3%         7.0%        60.0        14.7%

---------------------------------------------------------------------------------------
Total sales(US $million)  $    519.3         100%        26.8%  $    409.4         100%


                            SALES BY THERAPEUTIC AREA
                            -------------------------

                            TWELVE MONTHS ENDED                  TWELVE MONTHS ENDED
                             DECEMBER 31, 2003                    DECEMBER 31, 2002

                          $  MILLION  % OF SALES   % CHANGE $   $  MILLION  % OF SALES
---------------------------------------------------------------------------------------
Neurology                      850.2        45.8%        54.9%       549.1        38.6%
Reproductive Health            692.9        37.3%        11.4%       621.9        43.7%
Growth & Metabolism            240.2        12.9%         9.6%       219.1        15.4%
Others                          74.7         4.0%       125.6%        33.0         2.3%

---------------------------------------------------------------------------------------
Total sales(US $million)  $  1,858.0         100%        30.6%  $  1,423.1         100%


                           SALES BY GEOGRAPHIC REGION
                           --------------------------

                            TWELVE MONTHS ENDED                  TWELVE MONTHS ENDED
                             DECEMBER 31, 2003                    DECEMBER 31, 2002

                          $  MILLION  % OF SALES   % CHANGE $   $  MILLION  % OF SALES
---------------------------------------------------------------------------------------
Europe                         813.8        43.8%        31.2%       620.4        43.6%
North America                  694.3        37.4%        44.8%       479.6        33.7%
Latin America                   98.8         5.3%       (9.5%)       109.2         7.7%
Others                         251.1        13.5%        17.3%       213.9        15.0%

---------------------------------------------------------------------------------------
Total sales(US $million)  $  1,858.0         100%        30.6%  $  1,423.1         100%


                                     -more-

                                    TOP TEN PRODUCTS
--------------------------------------------------------------------------------------


                            THREE MONTHS ENDED                   THREE MONTHS ENDED
                             DECEMBER 31, 2003                    DECEMBER 31, 2002
                           -----------------------------------------------------------

                   * TA      $MILLION  % OF SALES   % CHANGE $   $MILLION  % OF SALES
Rebif(R)        MS              233.2        44.9%        35.9%     171.5        41.9%
Gonal-f(R)      RH              147.5        28.4%        21.6%     121.3        29.6%
Saizen(R)       Growth           42.3         8.1%        17.4%      36.0         8.8%
Serostim(R)     Wasting          22.8         4.4%      (13.9%)      26.5         6.5%
Novantrone(R)   MS/Oncology      22.4         4.3%      3372.7%       0.6         0.2%
Pergonal(R)     RH               11.9         2.3%      (10.6%)      13.3         3.2%
Cetrotide(R)    RH                7.7         1.5%        42.3%       5.4         1.3%
Crinone(R)      RH                6.4         1.2%       105.5%       3.1         0.8%
Metrodin HP(R)  RH                5.3         1.0%      (49.6%)      10.4         2.5%
Stilamin(R)     Other             3.9         0.7%         5.8%       3.7         0.9%


                            THREE MONTHS ENDED                   THREE MONTHS ENDED
                             DECEMBER 31, 2003                    DECEMBER 31, 2002
                           -----------------------------------------------------------

                       * TA  $MILLION  % OF SALES   % CHANGE $   $MILLION  % OF SALES

Rebif(R)        MS              819.4        44.1%        49.3%     548.8        38.6%
Gonal-f(R)      RH              526.1        28.3%        16.8%     450.4        31.7%
Saizen(R)       Growth          151.5         8.2%        22.1%     124.0         8.7%
Serostim(R)     Wasting          88.8         4.8%       (6.6%)      95.1         6.7%
Novantrone(R)   MS/Oncology      77.1         4.1%     11866.3%       0.6         0.0%
Pergonal(R)     RH               45.8         2.5%       (0.4%)      46.0         3.2%
Cetrotide(R)    RH               24.8         1.3%        35.3%      18.4         1.3%
Metrodin HP(R)  RH               24.8         1.3%      (50.6%)      50.1         3.5%
Crinone(R)      RH               20.8         1.1%        90.2%      10.9         0.8%
Profasi(R)      RH               15.4         0.8%      (22.4%)      19.8         1.4%

                                  * THERAPEUTIC AREAS
                RH     = Reproductive Health      Wasting  = AIDS Wasting
                MS     = Multiple Sclerosis       Growth   = Growth Retardation
             Oncology  = Oncology


                                     -more-

CONSOLIDATED INCOME STATEMENTS


THREE MONTHS ENDED DECEMBER 31                 2003 *       % OF                   2002 *       % of
                                              US$'000   REVENUES       % change   US$'000   Revenues

Revenues
Product sales                                 519,276                      26.8%  409,429
Royalty and license income                     45,788                      61.8%   28,307
-----------------------------------------------------------------------------------------------------
TOTAL REVENUES                                565,064          100.0%      29.1%  437,736      100.0%
-----------------------------------------------------------------------------------------------------
Operating Expenses
Cost of product sales                          80,418                      23.4%   65,167
% of Sales                                       15.5%                               15.9%
Selling, general and administrative           178,865           31.7%      23.8%  144,518       33.0%
Research and development                      124,208           22.0%      30.2%   95,418       21.8%
Restructuring                                       0            0.0%   (100.0%)   16,303        3.7%
Other operating expense, net                   49,156            8.7%      77.2%   27,748        6.3%
-----------------------------------------------------------------------------------------------------
Total Operating Expenses                      432,647           76.6%      23.9%  349,154       79.8%
-----------------------------------------------------------------------------------------------------
OPERATING INCOME                              132,417           23.4%      49.5%   88,582       20.2%
-----------------------------------------------------------------------------------------------------
Financial income, net                          15,154                      65.6%    9,152
Other (expense)/income, net                   (16,124)                 (9313.7%)      175
-----------------------------------------------------------------------------------------------------
Total Non Operating (Expense)/Income, Net        (970)                              9,327
-----------------------------------------------------------------------------------------------------
Income Before Taxes and Minority Interests    131,447           23.3%      34.3%   97,909       22.4%
Taxes                                          19,742                              15,849
-----------------------------------------------------------------------------------------------------
Income Before Minority Interests              111,705                              82,060
Minority interests                                 92                                 474
-----------------------------------------------------------------------------------------------------
NET INCOME                                    111,613           19.8%      36.8%   81,586       18.6%
-----------------------------------------------------------------------------------------------------

Comparative figures have been reclassified to conform with current year's presentation
* Unaudited


                                                 2003           2002   % CHANGE


Basic Earnings per Share (in U.S. dollars)
 - Bearer shares                                 7.05           5.15       37.0%
--------------------------------------------------------------------------------
 - Registered shares                             2.82           2.06       37.0%
--------------------------------------------------------------------------------
 - American depositary shares                    0.18           0.13       37.0%
--------------------------------------------------------------------------------

Diluted Earnings per Share (in U.S. dollars)
 - Bearer shares                                 7.04           5.14       36.8%
--------------------------------------------------------------------------------
 - Registered shares                             2.81           2.06       36.8%
--------------------------------------------------------------------------------
 - American depositary shares                    0.18           0.13       36.8%
--------------------------------------------------------------------------------

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$111.6 million (2002 US$81.6 million), by an appropriate number of shares. This is 11,421,622 bearer shares (2002 11,446,403) and 11,013,040 registered shares (2002 11,013,040). The total weighted average equivalent number of bearer shares is 15,826,838 (2002 15,851,619) for the three months ended December 31, 2003. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all in the money share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,495,708 (2002 11,457,771).


                                     -more-

CONSOLIDATED INCOME STATEMENTS

TWELVE MONTHS ENDED DECEMBER 31                 2003 *            % OF                  2002       %  of
                                               US$'000        REVENUES   % change    US$'000    Revenues
Revenues
Product sales                                 1,858,009                      30.6%  1,423,130
Royalty and license income                      160,608                      40.0%    114,705
---------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                2,018,617          100.0%      31.3%  1,537,835      100.0%
---------------------------------------------------------------------------------------------------------
Operating Expenses
Cost of product sales                           279,619                      25.0%    223,751
% of Sales                                         15.0%                                 15.7%
Selling, general and administrative             636,823           31.5%      26.3%    504,248       32.8%
Research and development                        467,779           23.2%      30.6%    358,099       23.3%
Restructuring                                         0            0.0%   (100.0%)     16,303        1.1%
Other operating expense, net                    199,476            9.9%     132.5%     85,811        5.6%
---------------------------------------------------------------------------------------------------------
Total Operating Expenses                      1,583,697           78.5%      33.3%  1,188,212       77.3%
---------------------------------------------------------------------------------------------------------
OPERATING INCOME                                434,920           21.5%      24.4%    349,623       22.7%
---------------------------------------------------------------------------------------------------------
Financial income, net                            44,018                      20.7%     36,476
Other (expense), net                            (19,743)                  -1090.8%     (1,658)
---------------------------------------------------------------------------------------------------------
Total Non Operating Income, Net                  24,275                                34,818
---------------------------------------------------------------------------------------------------------
Income Before Taxes and Minority Interests      459,195           22.7%      19.4%    384,441       25.0%
Taxes                                            68,905                                63,127
---------------------------------------------------------------------------------------------------------
Income Before Minority Interests                390,290                               321,314
Minority interests                                  327                                   536
---------------------------------------------------------------------------------------------------------
NET INCOME                                      389,963           19.3%      21.6%    320,778       20.9%
---------------------------------------------------------------------------------------------------------

Comparative figures have been reclassified to conform with current year's presentation
* Unaudited


                                                   2003           2002   % CHANGE


Basic Earnings per Share (in U.S. dollars)
----------------------------------------------------------------------------------
 - Bearer shares                                  24.63          20.07       22.7%
----------------------------------------------------------------------------------
 - Registered shares                               9.85           8.03       22.7%
----------------------------------------------------------------------------------
 - American depositary shares                      0.62           0.50       22.7%
----------------------------------------------------------------------------------

Diluted Earnings per Share (in U.S. dollars)
----------------------------------------------------------------------------------
 - Bearer shares                                  24.59          20.04       22.7%
----------------------------------------------------------------------------------
 - Registered shares                               9.84           8.02       22.7%
----------------------------------------------------------------------------------
 - American depositary shares                      0.61           0.50       22.7%
----------------------------------------------------------------------------------

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$390.0 million (2002 US$320.8 million), by an appropriate number of shares. This is 11,427,194 bearer shares (2002 11,580,611) and 11,013,040 registered shares (2002 11,013,040). The total weighted average equivalent number of bearer shares is 15,832,410 (2002 15,985,826) for the twelve months ended December 31, 2003. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all in the money share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,452,890 (2002 11,598,154).


                                     -more-

CONSOLIDATED BALANCE SHEETS

As of                                                           DECEMBER 31, 2003 *    December 31, 2002
                                                                            US$ 000              US$ 000
ASSETS
Current Assets
Cash and cash equivalents                                                 1,003,972             686,033
Short-term financial assets                                                 434,810             378,865
Trade accounts receivable                                                   318,388             257,313
Inventories                                                                 319,820             259,477
Prepaid expenses and other current assets                                   220,334             234,709
--------------------------------------------------------------------------------------------------------
Total Current Assets                                                      2,297,324           1,816,397
--------------------------------------------------------------------------------------------------------

Non-Current Assets
Property, plant and equipment                                               701,453             554,509
Long-term financial assets                                                1,104,333             711,201
Intangible assets                                                           259,626             230,117
Deferred tax assets                                                         169,693             126,291
Other long-term assets                                                       39,174              45,763
--------------------------------------------------------------------------------------------------------
Total Non-Current Assets                                                  2,274,279           1,667,881
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                              4,571,603           3,484,278
--------------------------------------------------------------------------------------------------------

LIABILITIES
Current Liabilities
Trade and other payables                                                    338,862             268,089
Short-term financial debt                                                    51,224              93,598
Income taxes                                                                146,086             173,656
Deferred income, current                                                     47,200              18,221
Other current liabilities                                                   170,019             122,985
--------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                   753,391             676,549
--------------------------------------------------------------------------------------------------------

Non-Current Liabilities
Long-term financial debt                                                    532,022              25,857
Deferred tax liabilities                                                     15,919              12,080
Deferred income, non-current                                                174,911             176,507
Provisions and other long-term liabilities                                  213,556             130,922
--------------------------------------------------------------------------------------------------------
Total Non-Current Liabilities                                               936,408             345,366
--------------------------------------------------------------------------------------------------------
Total Liabilities                                                         1,689,799           1,021,915
--------------------------------------------------------------  --------------------  ------------------

--------------------------------------------------------------------------------------------------------
Minority Interests                                                            1,614               1,165
--------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                                                               253,895             253,416
Share premium                                                             1,002,991             989,141
Treasury shares                                                            (157,642)           (126,460)
Retained earnings                                                         1,669,700           1,364,626
Fair value and other reserves                                                22,711             (44,807)
Cumulative foreign currency translation adjustments                          88,535              25,282
--------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                2,880,190           2,461,198
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Total Liabilities, Minority Interests and Shareholders' Equity            4,571,603           3,484,278
--------------------------------------------------------------------------------------------------------

Comparative figures have been reclassified to conform with current year's presentation.
* Unaudited


                                     -more-

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

                                                                                                    CUMULATIVE
                                                                                                       FOREIGN
                                                                                      FAIR VALUE      CURRENCY
                                            SHARE     SHARE    TREASURY    RETAINED    AND OTHER   TRANSLATION
                                          CAPITAL   PREMIUM      SHARES    EARNINGS     RESERVES   ADJUSTMENTS        TOTAL
                                          US$ 000   US $000     US$ 000     US$000       US$ 000       US$ 000      US $000
Balance as of January 1, 2002             253,137    975,335     (9,222)  1,108,086      (25,135)      (83,287)  2,218,914
---------------------------------------------------------------------------------------------------------------------------
Issue of share capital                        279     13,806        184                                             14,269
Net income for 2002                                                         320,778                                320,778
Purchase of treasury shares                                    (117,422)                                          (117,422)
Dividend for 2001 - bearer shares                                           (46,637)                               (46,637)
Dividend for 2001 - registered shares                                       (17,601)                               (17,601)
Revaluation adjustments                                                                  (19,672)                  (19,672)
Foreign currency translation adjustments                                                               108,569     108,569
---------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2002           253,416    989,141   (126,460)  1,364,626      (44,807)       25,282   2,461,198
---------------------------------------------------------------------------------------------------------------------------


Balance as of January 1, 2003             253,416    989,141   (126,460)  1,364,626      (44,807)       25,282   2,461,198
---------------------------------------------------------------------------------------------------------------------------
Issue of share capital                        479     15,129                                                        15,608
Issuance of convertible bond                                                              24,605                    24,605
Issue of treasury shares                              (1,404)    10,844                                              9,440
Written calls                                            125                    820                                    945
Net income for 2003                                                         389,963                                389,963
Purchase of treasury shares                                     (42,026)                                           (42,026)
Dividend for 2002 - bearer shares                                           (61,849)                               (61,849)
Dividend for 2002 - registered shares                                       (23,860)                               (23,860)
Revaluation adjustments                                                                   25,903                    25,903
Recognition of impairment on
  available-for-sale investment                                                           11,265                    11,265
Sale of available-for-sale investment                                                      5,745                     5,745
Foreign currency translation adjustments                                                                63,253      63,253
---------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2003*          253,895  1,002,991   (157,642)  1,669,700       22,711        88,535   2,880,190
---------------------------------------------------------------------------------------------------------------------------
* Unaudited


                                     -more-

CONSOLIDATED STATEMENTS OF CASH FLOWS

Twelve months ended December 31                                           2003 *         2002
                                                                         US$ 000      US$ 000
Cash Flows From Operating Activities
Income before taxes and minority interests                               459,195     384,441
Depreciation and amortization                                            133,855     100,552
Financial income                                                         (49,815)    (64,645)
Financial expense                                                         12,963      10,643
Loss on available-for-sale investments                                    20,149          --
Other non-cash items                                                      19,598      17,233
---------------------------------------------------------------------------------------------
Cash Flows From Operating Activities Before Working Capital Changes      595,945     448,224
---------------------------------------------------------------------------------------------

Working Capital Changes
Trade accounts payable, other current liabilities and deferred income    104,497     208,341
Trade accounts receivable                                                (34,245)     (3,968)
Inventories                                                              (41,757)    (32,620)
Prepaid expenses and other current assets                                  8,066     (25,482)
Taxes paid                                                               (89,647)    (62,513)
---------------------------------------------------------------------------------------------
NET CASH FLOWS FROM OPERATING ACTIVITIES                                 542,859     531,982
---------------------------------------------------------------------------------------------

Cash Flows From Investing Activities
Acquisition of subsidiary                                                 (9,651)   (115,092)
Purchase of property, plant and equipment                               (162,527)    (99,144)
Purchase of intangible and other long-term assets                        (30,813)    (25,194)
Purchase of financial assets                                            (439,669)   (860,407)
Other non-current liabilities                                            (15,717)    (10,257)
Proceeds from sale of financial assets                                     8,058     344,362
Disposal of subsidiary, net of cash disposed                                  --       6,628
Proceeds from sale of property, plant and equipment                       11,081      10,488
Interest received                                                         67,324      48,005
---------------------------------------------------------------------------------------------
Net Cash Flows From Investing Activities                                (552,175)   (700,611)
---------------------------------------------------------------------------------------------

Cash Flows From Financing Activities
Proceeds from issuance of share capital                                   13,105      11,610
Proceeds from exercises of stock options                                   7,536       1,454
Premiums received on written calls                                           945          --
Purchase of treasury shares                                              (42,026)   (117,422)
Repayment of bank advances                                               (27,096)    (94,490)
Repayment of long-term debt                                              (23,086)    (17,642)
Issuance of long-term debt                                                53,948          --
Issuance of convertible bond                                             444,820          --
Interest paid                                                             (4,361)     (8,121)
Dividends paid                                                           (85,709)    (64,238)
---------------------------------------------------------------------------------------------
Net Cash Flows From Financing Activities                                 338,486    (288,849)
---------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash Equivalents               8,918      12,420
---------------------------------------------------------------------------------------------
Net Increase/(Decrease) in Cash and Cash Equivalents                     317,939    (445,058)
---------------------------------------------------------------------------------------------

Cash and Cash Equivalents
- Beginning of period                                                    686,033   1,131,091
---------------------------------------------------------------------------------------------
- End of period                                                        1,003,972     686,033
---------------------------------------------------------------------------------------------

* Unaudited


                                      -end-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   SERONO S.A.
                                   a Swiss corporation
                                   (Registrant)


February 2, 2004                   By:    /s/ Allan Shaw
                                          ----------------------------
                                   Name:  Allan Shaw
                                   Title: Chief Financial Officer